SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 September 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Doc re. Interim Report dated 01 September 2006
99.2	Notice of 3rd Quarter Results dated 01 September 2006
99.3	Transaction in Own Shares dated 04 September 2006
99.4	Transaction in Own Shares dated 05 September 2006
99.5	Transaction in Own Shares dated 06 September 2006
99.6	Transaction in Own Shares dated 07 September 2006
99.7	Disposal - Completion on Sale dated 11 September 2006
99.8	Transaction in Own Shares dated 11 September 2006
99.9	Transaction in Own Shares dated 12 September 2006

99.1

1 SEPTEMBER 2006

                       INTERCONTINENTAL HOTELS GROUP PLC
                              INTERIM REPORT 2006

The Company's Interim Report 2006 has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority
Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Catherine Springett
Head of Secretariat
01753 410 242

99.2

1 SEPTEMBER 2006

                       INTERCONTINENTAL HOTELS GROUP PLC
                      NOTICE OF THIRD QUARTER 2006 RESULTS

InterContinental Hotels Group PLC will be announcing its third quarter 2006 results on Tuesday, 14 November 2006.

For further information, please contact:

Paul Edgecliffe-Johnson, Investor Relations                     01753 410211
Leslie McGibbon, Corporate Affairs                              01753 410425

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 927.32p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 926.126p per share.

99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 921.67p per share.

99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 914.06p per share.

99.7

11 September 2006

                         INTERCONTINENTAL HOTELS GROUP

                 COMPLETION ON SALE OF 7 INTERCONTINENTAL HOTELS

InterContinental Hotels Group ("IHG") announces the completion on the disposal of seven InterContinental branded hotels (2,537 rooms) being sold in Continental
Europe to Morgan Stanley Real Estate Funds ("MSREF"), the terms of which were announced on 13 July 2006.

EUR634m (GBP440 million(1)) disposal proceeds have been received in cash.

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson)                +44 (0) 1753 410 176

Media Affairs (Leslie McGibbon)                             +44 (0) 1753 410 425

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,650 hotels and 540,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®), and
also manages the world's largest hotel loyalty programme, Priority Club®)
Rewards with over 28 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media

Morgan Stanley Real Estate is comprised of three major global businesses:
Investing, Banking, and Lending. Since 1991, Morgan Stanley has acquired $87.7 billion of real estate assets worldwide and currently manages $50.9 billion in real estate assets on behalf of its clients. In addition, Morgan Stanley Real
Estate provides a complete range of market-leading investment banking services to its clients including advice on strategy, mergers, acquisitions and restructurings, as well as underwriting public and private debt and equity financings. Morgan Stanley is also a global leader in real estate lending and, using its own capital, originated approximately $28 billion in commercial mortgages in 2005. For more information about Morgan Stanley Real Estate, go to
www.morganstanley.com/realestate.

Morgan Stanley (NYSE: MS) is a global financial services firm and a market leader in securities, investment management, and credit services. With more than
600 offices in 30 countries, Morgan Stanley connects people, ideas and capital to help clients achieve their financial aspirations.

--------------------------

(1) Exchange rate as of 10 July 2006.

99.8

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 919.11p per share.

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 928.63p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 September 2006